Exhibit 99.2

Audited Financial Statements and
Supplemental Schedules

M.A. Hanna Company
401(k) and Retirement Plan and Trust

December 31, 2000 and 1999 and the Year Ended December 31, 2000
With Report of Independent Auditors

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Audited Financial Statements and Supplemental Schedules

December 31, 2000 and 1999 and the
Year Ended December 31, 2000

Table of Contents

Report of Independent Auditors

PolyOne Corporation
Savings Program Administration Committee

We have audited the accompanying statement of net assets available for benefits of the M.A. Hanna Company 401 (k) and Retirement Plan and Trust as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the M.A. Hanna Company 401(k) and Retirement Plan and Trust at December 31, 2000, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2000 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 22, 2001

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31	
	2000	**1999**
Assets		
Investments, at fair value	**$184,797,197**	$220,491,150
Receivables:		
Participant contributions	**161,732**	25,777
Employer contributions	**4,598,469**	5,708,920
Pending purchases	**133,259**	
Total receivables	**4,893,460**	5,734,697
Net assets available for benefits	**$189,690,657**	$226,225,847

See accompanying notes.

M.A. Hanna Company
401(k) and Retirement Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2000

Additions

Investment income:

Dividends	$ 11,102,753
Interest	1,661,397
	12,764,150
Contributions:	
Participant	9,931,567
Employer	8,167,790
Rollovers	389,555
	18,488,912
Transfer from other plan	27,681
Total additions	31,280,743
Deductions	
Benefits paid directly to participants	29,108,782
Administrative expenses	165,683
Total deductions	29,274,465
Net depreciation in fair value of investments	(38,541,468)
Net decrease	(36,535,190)
Net assets available for benefits:	
Beginning of year	226,225,847
End of year	$189,690,657

See accompanying notes.

1. Summary Description of the Plan

The following summary description of the M.A. Hanna Company 401(k) and Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is sponsored by PolyOne Corporation (the "Company" and "Plan Sponsor"). The Company was formed by the consolidation of The Geon Company and M.A. Hanna Company on August 31, 2000. In connection with the consolidation, each outstanding share of common stock of M.A. Hanna Company (including shares held by the Plan) was converted to one common share of the Company.

The Plan is a defined contribution plan covering substantially all employees of the M.A. Hanna Plastic Group, Inc. and M.A. Hanna Resin Distribution Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Eligible employees may elect to contribute a portion of their compensation not to exceed the lesser of 15% of such compensation or $10,500 for 2000. Additionally, participants may roll over distributions from other qualified pension or profit sharing plans.

The Plan currently provides for a Company matching contribution equal to 50% for each $1 contributed, on the first 6% of eligible employee compensation. One half of the employer match is automatically directed to the PolyOne Stock Fund (formerly the M.A. Hanna Company Stock Fund). In addition, the Company may make discretionary profit sharing contributions to the Plan on behalf of participants employed by the Company on the last day of the year, or who ceased being a participant during the year due to retirement, disability, death or a reduction in workforce. The amount, if any, is determined by the Company, and is allocated to participants in direct proportion to their compensation. The discretionary profit sharing contribution was $4,531,556 for 2000.

Employee contributions and the discretionary profit sharing contribution may be allocated by participants among the investment options offered by the Plan. Additionally, every two years at a date specified by the Plan agreement, the Company matching contribution initially invested in the PolyOne Stock Fund becomes unrestricted and participants may direct such amounts to other investment funds.

1. Summary Description of the Plan (continued)

Vesting

Participants are fully vested in their account balances, except for discretionary profit sharing contributions, at all times. Discretionary profit sharing contributions vest over a period of five years, beginning with 20% after one year of service and increasing 20% each year thereafter. A participant entire account balance becomes fully vested upon normal retirement (age 65), disability, death or a reduction in the workforce.

Loans to Participants

Participants may borrow a maximum amount equal to the lesser of 50% of their vested account (excluding amounts relating to discretionary profit sharing contributions) balance or $50,000 subject to certain DOL and IRS requirements. The Plan provides that loan amounts must be a minimum of $1,000. Interest is charged to the borrower at the trustee's prime rate plus 1%. Payments on loans are made through payroll deductions and must be repaid within five years (personal loans) or five to fifteen years (primary residence loans).

Plan Withdrawals and Distributions

Active participants may elect hardship withdrawals from the participant's salary deferral and rollover account. Age-based in-service withdrawals are available from the participant's vested account balance.

1. Summary Description of the Plan (continued)

Plan distributions are made to participants or their designated beneficiary upon normal retirement, disability or death, in the full amounts credited to their participant account. A participant who leaves employment of the Company before normal retirement for reasons other than disability, death or a reduction in workforce is eligible to receive all amounts credited to their account relating to participant contributions, including rollovers, and the vested percentage of Company matching and discretionary profit sharing contributions. All non-vested portions will be forfeited immediately and may be used to reduce future discretionary profit sharing contributions. Distributions are made in either a single lump sum or periodic payments. Additionally, employees of select merged plans may elect a portion in a lump sum with the remainder paid in periodic payments, a single life annuity for single participants or a joint and 50% or 100% survivor annuity with the participant's spouse as the joint annuitant for married participants if these options were available under their previous plan.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon either of these events, the accounts of each affected employee will vest immediately, and participants will receive a distribution of their total participant account balance.

Administrative Expenses

Administrative expenses of the Plan are generally paid by the Company. Participants are charged investment management fees which are credited to participant accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Common/collective trust funds are stated at fair value, as determined by the trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are reported on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on security transactions are determined using the average cost method.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

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3. Investments

The fair value of individual investments that represent five percent or more of the Plan's net assets are as follows:

	December 31	
	2000	**1999**
MGT Smart Index Fund	**$54,882,300**	$69,530,871
American Century Strategic Allocation Moderate Fund	**26,036,058**	25,740,567
American Century Ultra Fund	**35,617,509**	45,362,340
J.P. Morgan Prime Money Market Fund	**18,887,493**	23,278,174
PolyOne Corporation Common Stock*	**15,124,101**	
J.P. Morgan Institutional Bond Fund	**11,818,380**	
American Century International Growth Fund	**10,107,462**	
M.A. Hanna Company Common Stock*		24,906,779

* Nonparticipant – directed

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Common/collective trust funds	**$ 6,834,133**
Mutual funds	**19,161,826**
Common stocks	**11,992,804**
Brokerage account	**552,705**
	$38,541,468

The Brokerage account consists of self-directed participant investments. At December 31, 2000 the account was comprised of common stocks: 81%, shares of registered investment companies: 12% and common/collective trust funds: 7%.

4. Nonparticipant-Directed Investments

The PolyOne Stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2000	**1999**
Net assets:		
Assets:		
Investments at fair value:		
PolyOne Corporation Common Stock	**$15,124,101**	
M.A. Hanna Company Common Stock		$24,906,779
Money market funds	**143,767**	
Contribution receivable	**308,234**	276,361
Pending purchases	**33,546**	
	$15,609,648	$25,183,140

	Year Ended December 31, 2000
Changes in net assets:	
Additions:	
Interest and dividend income	**$ 997,751**
Contributions	**2,711,042**
Net transfers from participant-directed investments	**1,112,291**
Other	**6,631**
Deductions:	
Net depreciation in fair value of investments	**11,992,804**
Withdrawals and distributions	**2,408,403**
	$ (9,573,492)

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5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 30, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

M.A. Hanna Company
401(k) and Retirement Plan and Trust

EIN: 34-1730488 Plan No.: 014

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)

December 31, 2000

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
Shares of Registered Investment Companies			
American Century Strategic Allocation Moderate Fund*	4,126,158 shares		$26,036,058
American Century Equity Income Fund*	763,338 shares		5,053,296
American Century International Growth Fund*	924,745 shares		10,107,462
American Century Ultra Fund*	1,100,325 shares		35,617,509
American Century Heritage Fund*	237 shares		3,445
J.P. Morgan Institutional Bond Fund*	1,217,135 shares		11,818,380
Berger New Generation Fund	492 shares		7,841
Internet Emerging Growth Fund	1,762 shares		6,502
Invesco Telecommunications Fund	208 shares		7,547
Medical Fund	1,362 shares		28,568
PBHG Technology & Communication Fund	695 shares		23,935
RS Internet Age Fund	1,624 shares		10,608
Scudder Technology Innovation Fund Class S	341 shares		9,945
			88,731,096
Common Trust Funds			
MGT Smart Index Fund	2,385,150 units		54,882,300
J.P. Morgan Prime Money Market Fund*	18,887,493 units		18,887,493
UMB Scout Prime 1	143,767 units	$143,767	143,767
American Century Prime Money Market Fund*	52,897 units		52,897
			73,996,457

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Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
Common Stocks			
PolyOne Corporation*	2,574,315 shares	$33,673,799	15,124,101
Advanced Environmental Recycling Technology	2,500 shares		1,875
Advanced Micro Devices Inc.	100 shares		1,381
Altera Corp.	24 shares		632
America Online Inc.	100 shares		3,480
Amtech Sys. Inc.	345 shares		2,631
Analog Devices Inc.	230 shares		11,773
Apple Computer Inc.	220 shares		3,259
Apria HealthCare Group Inc.	50 shares		1,488
Ariba Inc.	50 shares		2,681
At Home Corp.	500 shares		2,766
AT&T Corp.	60 shares		1,035
Avaya Inc.	4 shares		41
AXS One Inc.	900 shares		619
Buy.com Inc.	2 shares		1
Cable and Wireless Plc	200 shares		7,975
Ciber Inc.	2,000 shares		9,750
Cisco Systems Inc.	1,943 shares		74,320
Competitive Technologies Inc.	4,100 shares		26,138
Compuware Corp.	500 shares		3,125
Cyberguard Corp.	250 shares		370
Data Critical Corp.	1,150 shares		2,875
Dell Computer Corp.	19 shares		331
Digital Lightwave Inc.	125 shares		3,953
Discovery Laboratories Inc.	1,000 shares		4,188
Du Pont E I DE Nemours & Company	100 shares		4,831
E Spire Communications Inc.	4 shares		2
EMC Corp.	432 shares		28,728
Entegris Inc.	1,940 shares		14,550
Ericsson L M Tel. Co.	100 shares		1,119

M.A. Hanna Company
401(k) and Retirement Plan and Trust

EIN: 34-1730488 Plan No.: 014

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)(continued)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
Common Stocks (continued)			
Eurotech Ltd.	35,500 shares		48,813
Extended Stay Amer. Inc.	200 shares		2,570
General Electric Co.	81 shares		3,883
Globalstar Telecommunications Ltd.	2,000 shares		1,812
Goodyear Tire & Rubber Company	1,000 shares		22,990
Handspring Inc.	38 shares		1,473
Hewlett-Packard	400 shares		12,625
Hilton Hotels Corp.	500 shares		5,250
Hitachi LTD	100 shares		8,606
Indymac Mortgage Hldgs Inc.	100 shares		2,950
Inktomi Corp.	135 shares		2,413
Intel Corp.	70 shares		2,104
Intelect Communications Inc.	210 shares		79
JDS Uniphase Corp.	40 shares		1,670
Juniper Networks Inc.	100 shares		12,619
Keithley Instruments Inc.	280 shares		12,058
Lowes Cos. Inc.	50 shares		2,225
Lucent Technologies Inc.	50 shares		675
Merck & Co. Inc.	233 shares		21,815
Micrel Inc.	60 shares		2,018
Micromem Technologies Inc.	950 shares		1,672
Micron Technology Inc.	100 shares		3,550
Microsoft Corp.	307 shares		13,335
Motorola Inc.	36 shares		729
Nasdaq 100 Shares	70 shares		4,086
Neorx Corp	1,223 shares		6,421
Nokia Corp.	1,655 shares		71,993
Office Depot Inc.	350 shares		2,494
Oracle Corp.	1,900 shares		55,338
Palm Inc.	15 shares		424
Panja Inc.	430 shares		1,935
Pfizer Inc.	70 shares		3,220
PMC Sierra Inc.	47 shares		3,695

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Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
Common Stocks (continued)			
PolyOne Corp.*	411 shares		2,415
Puma Technology Inc.	80 shares		332
Qlogic Corp.	114 shares		8,799
Rambus Inc.	45 shares		1,643
Rhythms Netconnections Inc.	42 shares		45
Rite Aid Corp	1,000 shares		2,375
Salton Inc.	200 shares		4,138
SDL Inc.	20 shares		2,964
Stillwater Mining Co.	500 shares		19,675
Sun Microsystems Inc.	540 shares		15,019
Superconductor Technologies Inc.	1,075 shares		3,897
Texas Instruments Inc.	50 shares		2,369
Tollgrade Communications Inc.	145 shares		5,293
Urecoats Inds. Inc.	100 shares		44
Vastera Inc.	625 shares		9,727
Verlink Corp.	100 shares		213
Veronex Technologies Inc.	100 shares		13
Virtualsellers.com	6 shares		3
Wal Mart Stores Inc.	18 shares		956
Waverider Communications inc	450 shares		647
Western Digital Corp.	2,550 shares		6,217
WMS Inds. Inc.	1 share		20
Worldcom Inc.	44 shares		619
Zoom Telephonics Inc.	50 shares		167
			15,765,148

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EIN: 34-1730488 Plan No.: 014

Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)(continued)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
Other			
Nasdaq 100 Shares	70 shares		4,086
Participant Loans*	At interest rates ranging from 5.2% to 10.5%		6,300,410
			$184,797,197

_____

* Indicates party-in-interest to the Plan.

** Historical cost provided only for nonparticipant-directed investments.

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Schedule H, Line 4j — Schedule of Reportable Transactions

For the Year Ended December 31, 2000

Description of Assets	Purchase Price	Selling Price	Cost of Assets	Current Value of Assets on Transaction Date	Net Gain (Loss)
Category (i) — Single transactions in excess of 5% of plan assets					
M.A. Hanna Company Common Stock*		$35,195,249	$35,195,249	$35,195,249	$ —
PolyOne Corporation Common Stock*	$35,195,249		35,195,249	35,195,249	
Category (iii) — Series of transactions in excess of 5% of plan assets					
M.A. Hanna Company Common Stock*	8,640,714		8,640,714	8,640,714	
		43,048,288	41,305,758	43,048,288	1,742,530
PolyOne Corporation Common Stock*	36,736,967		36,736,967	36,736,967	
		1,892,740	3,062,169	1,892,740	(1,169,429)
UMB Scout Prime 1	6,564,189		6,564,189	6,564,189	
		6,420,422	6,420,422	6,420,422	—

———————————

* Indicates party-in-interest to the Plan.

There were no category (ii) or (iv) reportable transactions during 2000.

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